BROOKSIDE TECHNOLOGY HOLDINGS CORP.
15500 Roosevelt Blvd.
Suite 101
Clearwater, FL 33760
(727) 535-2151
November 23, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Brookside Technology Holdings Corp. (the “Company”)
Form 10-K for the Year Ended December 31, 2008 Filed March 31, 2009 (the “2008 Form 10-K)
Form 10-Q for the Quarterly Period Ended June 30, 2009 (the “June Form 10-Q)
File No. 0-52702
Dear Mr. Spirgel:
     We hereby respond to the comments of the Staff of the Division of Corporation Finance, dated October 27, 2009, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments.
Form 10-K for the Year Ended December 31, 2008
     Note 6 — Long-term Debt, page F-18
1.	We note your response to comment six from our letter dated September 28, 2009. We also note that the Hilco warrants assumed by Vicis contained a provision that the “warrant Holder will have the right to cause the Company to purchase (the “Put”) all (but not less than all) of the Underlying Warrant Stock then in existence” upon the occurrence of an event of default and a change in control. Please revise to account for these warrants as a liability under SFAS 150 based on their fair value as of September 26, 2007 (at inception of the agreement), and additionally adjust for changes in fair value as of each balance sheet date thereafter. Refer to FSP 150-5.
     Pursuant to our discussions on November 20, 2009 with Senior Staff Accountant, Kathryn Jacobson, the Company has or will take the following actions in response to the Staff’s comment:

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1.	On November 20, 2009, the Company filed with the SEC a Form 8-K, in which it disclosed under Item 4.02, that, on November 17, 2009, the Company’s board of directors concluded that the Company’s previously issued financial statements for the years ended December 31, 2007 and 2008, and each interim quarter contained within such years, and for the quarters ended March 31, 2009 and June 30, 2009, should no longer be relied upon because of an error contained therein regarding the accounting of certain warrants issued in connection with certain financings, which warrants should have been accounted for as a liability based on their fair value as of the date of their issuance because they contain put provisions requiring the Company to redeem the warrants under certain circumstances;
2.	Today, the Company filed a Quarterly Report on Form 10-Q, for the period ended September 30, 2009, which accounts for such warrants in accordance with EITF 00-19 for the period ended September 30, 2009, and which discloses the impact of the reclassification of these warrants for changes in fair value as of each balance sheet date since December 31, 2007; and
3.	As soon as commercially reasonable, the Company intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2008 to reclassify these warrants as a liability under EITF 00-19 based on their fair value as of December 31, 2007 and 2008.
     Additionally, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any further questions or comments, please call me at the number indicated above.

Very truly yours, Brookside Technology Holdings Corp.
/s/ Bryan McGuire
Bryan McGuire, Chief Financial Officer

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